UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K is filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-211938) and the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”), all previously filed with the SEC.

INFORMATION ABOUT PREVIOUSLY ANNOUNCED FINANCING TRANSACTIONS

On June 13, 2016, the Company issued a press release, entitled “Orbotech Ltd. Announces Strategic Capital Market Transactions to Enhance Balance Sheet Flexibility” and announcing the financing transactions described below, filed herewith as Exhibit 99.1 and incorporated by reference herein.

ENTRY INTO MATERIAL DEFINITIVE AGREEMENT

Overview

As previously announced, the Company has been actively pursuing a stand-alone secured debt financing in the United Kingdom, the proceeds of which, together with available cash, would be used to repay in full the remaining loans outstanding under the Credit Agreement with JPMorgan Chase Bank, N.A. as administrative agent dated as of August 7, 2014 (the “Existing Credit Agreement”).

On June 13, 2016, the Company’s indirect subsidiaries, SPTS Technologies Sapphire Limited and SPTS Technologies Limited (collectively, the “UK Borrowers”) entered into a facilities agreement (the “UK Facilities Agreement”) with Barclays Bank PLC and Lloyds Bank PLC (the “Lenders”), with Lloyds Bank PLC acting as agent and security agent. SPTS Technologies Investments Limited, the parent company of the UK Borrowers and a wholly owned indirect subsidiary of the Company, will guarantee the UK Facilities Agreement together with the UK Borrowers, SPTS Technologies UK Limited and SPTS Technologies Overseas Holdings Limited (collectively, the “UK Guarantors”). The UK Borrowers and the UK Guarantors and their respective subsidiaries are referred to as the “SD UK Group”.

Subject to the satisfaction of certain conditions precedent, including receipt of a payoff letter related to the Existing Credit Agreement and release of the collateral securing the obligations thereunder, delivery of an executed Debenture (as defined below), receipt by the Company of the proceeds of the previously announced offering of its ordinary shares (the “Offering”) and delivery of certain other certificates, legal opinions and “know your customer” information, the Company will use the proceeds of the Offering together with the proceeds from the $110.0 million term loan (the “Term Loan”) that is part of the UK Facilities Agreement to repay in full and terminate the Existing Credit Agreement and to pay related fees and expenses (including using the Term Loan proceeds only to pay fees and expenses related to the UK Facilities Agreement). The Company expects the UK Borrowers to borrow the Term Loan prior to the end of the second quarter of 2016. The $15.0 million US dollar revolving credit facility (the “RCF”) available under the UK Facilities Agreement may be used, subject at each borrowing to the satisfaction of conditions precedent customary for English law facilities agreements of this type, including the making of certain true and correct representations and that there be no resulting default or material adverse effect on the SD UK Group, for general corporate purposes of the UK Borrowers, including working capital and acquisitions. The RCF will be undrawn at the time the Term Loan is borrowed. The obligations of the UK Borrowers and the UK Guarantors will be secured by a fixed and floating charge on substantially all the UK assets of the UK Guarantors.

The following information describes the material terms of the Term Loan and RCF under the UK Facilities Agreement. This description is a brief summary and is qualified in its entirety by reference to the UK Facilities Agreement in all respects.

Interest, Fees and Maturity

For each interest period under the UK Facilities Agreement, both the Term Loan and amounts drawn under the RCF bear interest at a percentage rate per annum which is the aggregate of the margin plus the prevailing LIBOR in respect of the relevant interest period (or in relation to loans in Euros, EURIBOR). The margin varies quarterly based on the Leverage (as defined in the UK Facilities Agreement as a measure of the ratio of SD UK Group Total Net Debt to SD UK Group EBITDA, each as defined in the UK Facilities Agreement) of the SD UK Group as follows:

Leverage of the SD UK Group	Term Loan % per annum	RCF % per annum
Greater than 2.0 : 1	1.90	1.90
Less than or equal to 2.0 : 1 but greater than 1.5 : 1	1.60	1.60
Less than or equal to 1.5 : 1 but greater than 1.25 : 1	1.45	1.45
Less than or equal to 1.25 : 1 but greater than 1.0 : 1	1.30	1.30
Less than or equal to 1.0 : 1	1.15	1.15

For the initial interest period, the margin will be 1.45%. Interest on each loan will be payable on the last day of the relevant interest period (or if such interest period is longer than 6 months, payable at six-month intervals). The commitment fee on any unused amount of the RCF will be in an amount equal to 35% of the applicable margin per annum.

The Term Loan and the RCF will mature on June 13, 2020. If the Lenders consent (and for the payment of an extension fee calculated in relation to the outstanding amount of the Term Loan and RCF) SPTS Technologies Investments Limited can elect to extend the maturity of the Term Loan and RCF by one year to June 13, 2021.

Amortization and Prepayments

Amounts borrowed under the Term Loan are to be repaid in annual installments of $20.0 million on each anniversary of the date of the UK Facilities Agreement, with the final installment of the remaining outstanding amount due for repayment on the fourth (or if extended, the fifth) anniversary of the date of the UK Facilities Agreement. Amounts repaid under the Term Loan may not be reborrowed.

Each amount borrowed under the RCF is required to be repaid on the last day of its interest period, with a final maturity date of the fourth (or if extended, the fifth) anniversary of the date of the UK Facilities Agreement. Amounts repaid under the RCF may be reborrowed from time to time until the maturity date.

The UK Borrowers are permitted to prepay the outstanding Term Loan or any portion thereof at any time without premium or penalty, other than normal LIBOR breakage costs. Any such prepayment will reduce the future repayment installments due to be made in respect of the Term Loan pro rata. In addition to permitting voluntary prepayments at any time, the UK Facilities Agreement contains mandatory prepayment provisions. The Term Loan and the RCF will be required to be mandatorily prepaid under certain circumstances including, without limitation, a change of control, flotation and illegality.

Guarantees and Collateral for the Term Loan and RCF

The obligations under the UK Facilities Agreement are guaranteed by the UK Guarantors, each of which are organized under the laws of England and Wales. In addition, any existing or after acquired or organized subsidiaries (in any jurisdiction) of the UK Guarantors that are considered material (tested quarterly or upon acquisition based on the assets, revenue and EBITDA of such entity) will be required to guarantee the obligations under the UK Facilities Agreement upon being acquired or becoming material.

The UK Facilities Agreement and the related guarantees are expected to be secured by security interests over all tangible and intangible assets of the UK Guarantors. In order to provide this security an English law debenture (the “Debenture”) will be granted and entered into by the UK Guarantors in favour of the Lenders on the initial funding date under the UK Facilities Agreement. The Debenture is in agreed form with the Lenders and will upon execution create a floating charge on all of the assets and a fixed charge on certain of the assets of each of the UK Guarantors.

Covenants and Events of Default

The UK Facilities Agreement requires that the UK Guarantors comply with certain affirmative and negative covenants, including financial maintenance covenants, in each case customary for English law facilities agreements of this type. These financial maintenance covenants are set forth below:

(a)	a leverage covenant (which tests the ratio of SD UK Group Total Net Debt to SD UK Group EBITDA, each as defined in the UK Facilities Agreement) which must not exceed the ratio of 2.75 to 1; and

(b)	an interest coverage covenant (which tests the ratio of SD UK Group EBITDA to SD UK Group Net Finance Charges, each as defined in the UK Facilities Agreement) which must not be less than the ratio of 4.0 to 1.

These financial maintenance covenants are tested quarterly, at the end of March, June, September and December of each year (commencing in December 2016), in each case by reference to the financial performance of the SD UK Group over the preceding twelve months. The UK Facilities Agreement limits the amount of intra-group trading that can be carried out between the SD UK Group and the other parts of the Company. In particular, payments of dividends by the SD UK Group to outside the SD UK Group, and repayments of loans or advances made to the SD UK Group from outside the SD UK Group, are restricted, and are only permitted upon certain conditions being met. These conditions include that there not be an event of default, the Leverage covenant (as described above) not exceeding 2.0 to 1.0 when most recently tested and a look forward certificate being issued pursuant to which the SD UK Group would confirm that it is projected to remain in compliance with the financial maintenance covenants detailed above for the next 6 months). In addition, subject to certain exceptions, all transactions between the SD UK Group and the Company and its other subsidiaries must be on an arm’s length basis. These provisions in the UK Facilities Agreement will limit the amount of intra-group transactions between the SD UK Group and the Company and its other subsidiaries. The Company will not be able to receive distributions, advances, loans or other amounts from the SD UK Group unless the financial maintenance covenants are met and are expected to be met for at least the next six months. This may limit the Company’s ability to engage in advantageous transactions with the SD UK Group.

The UK Facilities Agreement also places certain restrictions on the SD UK Group’s ability to undertake certain acts including, among other things, taking further borrowings (with permitted exceptions), creating security (with permitted exceptions), disposing assets (with permitted exceptions), making loans and granting guarantees (with permitted exceptions) and corporate acquisitions above a certain threshold. The UK Facilities Agreement contains certain events of default customary for English law facilities agreements of this type, such as payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, invalidity of loan documents, certain liens and guarantees, change in control, cessation of business and material adverse effect on the SD UK Group.

The foregoing summary of the UK Facilities Agreement and the brief description of the guarantees and collateral securing the obligations thereunder are qualified in their entirety by reference to the terms and provisions thereof filed herewith as Exhibit 99.2 (UK Facilities Agreement), which is incorporated by reference herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Report contains certain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this Report to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines “bookings” and “backlog” as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome (each, expected in mid-to-late 2016), and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and the surrounding areas, and other risks detailed in the Company’s SEC reports, including the 2015 Annual Report and subsequent SEC filings. The Company assumes no obligation to update the information in this Report to reflect new information, future events or otherwise, except as required by law.

EXHIBITS

Exhibit #	Description

99.1	Press release issued by the Registrant on, and dated June 13, 2016, and entitled “Orbotech Ltd. Announces Strategic Capital Market Transactions to Enhance Balance Sheet Flexibility.”

99.2	Facilities Agreement dated June 13, 2016, among SPTS Technologies Investments Limited, the UK Borrowers, the UK Guarantors, Barclays Bank PLC and Lloyds Bank PLC, as agent and security agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ RAN BAREKET
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date: June 13, 2016